UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

Dengrong Zhou

136-20 38th AVE, Apt 9C, Flushing, NY 11354

Qiang Ou

412 Argyle Rd, Mineola, NY 11501

Kairui Tong

38 Liemashan Lane, Shiliutan Road

Xian’an District, Xianning City, Hubei, China 437000

Hao Huang

53 10th Street, Dangui Xiangdi

Xian’an District, Xianning City, Hubei, China 437000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
09/16/2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dengrong Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,031,679
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,031,679
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,031,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.84%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021. As of September 16, 2020, the Reporting Person beneficially owned 3.41% of the Issuer’s total issued and outstanding Common Stock..

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CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Qiang Ou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
751,488
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
751,488
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
751,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.07%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021. As of September 16, 2020, the Reporting Person beneficially owned 2.49% of the Issuer’s total issued and outstanding Common Stock.

2

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kairui Tong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,311,423
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
2,311,423
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.37%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021. As of September 16, 2020, the Reporting Person beneficially owned 7.65% of the Issuer’s total issued and outstanding Common Stock.

3

CUSIP No.	449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hao Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,540,949
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
1,540,949
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,540,949
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.25%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021. As of September 16, 2020, the Reporting Person beneficially owned 5.10% of the Issuer’s total issued and outstanding Common Stock.

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Explanatory Note

This Schedule 13D is being filed jointly by Dengrong Zhou, Qiang Ou, Kairui Tong, and Hao Huang (collectively, the “Reporting Persons”). Mr. Zhou and Mr. Ou had previously filed a Schedule 13D/A, dated as of September 5, 2020, reporting that they were part of a group that included HK Xu Ding Co. Limited, a Hong Kong company (“Xu Ding”), and Ping Zhou. The Schedule 13D/A purportedly amended Schedule 13D filed on February 21, 2019, jointly by Xu Ding and Junfeng Liu. Mr. Zhou and Mr. Ou subsequently learned that although Ping Zhou believed that she had acquired ownership of Xu Ding from the owner of its shares, the signature of the owner on the transfer documents filed with the Hong Kong government registry had been forged and she did not own any shares of Xu Ding. Accordingly, Ping Zhou had no authority act on behalf of Xu Ding to file the Schedule 13D/A. Therefore, Mr. Zhou and Mr. Ou now disavow group status with Xu Ding and Ping Zhou. The Reporting Persons are filing this separate Schedule 13D to report their ownership of shares in the Issuer and their status as a group.

Item 1.	Security and Issuer

This statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”) of iFresh Inc. (the “Issuer”), a Delaware corporation with its principal office located at 2-39 54th Avenue, Long Island City, New York.

Item 2.	Identity and Background

(a)	This Schedule is being jointly filed by Dengrong Zhou (“Mr. Zhou”), Qiang Ou (“Mr. Ou”), Kairui Tong (“Mr. Tong”) and Hao Huang (“Mr. Huang”).

(b)	Mr. Zhou’s address is 136-20 38th AVE, Apt 9C, Flushing, NY 11354. Mr. Ou’s address is 412 Argyle Rd, Mineola, NY 11501. Mr. Tong’s address is 38 Liemashan Lane, Shiliutan Road, Xian’an District, Xianning City, Hubei, China 437000.Mr. Huang’s address is 53 10th Street, Dangui Xiangdi, Xian’an District, Xianning City, Hubei, China 437000.

(c)	Mr. Zhou’s present occupation is entrepreneur. Mr. Ou’s present occupation is entrepreneur. Mr. Tong’s present occupation is entrepreneur. Mr. Huang’s present occupation is entrepreneur.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings

(e)	During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zhou is a citizen of People’s Republic of China. Mr. Ou is a citizen of the United States of America. Mr. Tong is a citizen of People’s Republic of China. Mr. Huang is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations

Pursuant to a purchase agreement, dated as of March 25, 2020, among the Issuer, Mr. Zhou and Mr. Ou, Mr. Zhou purchased from the Issuer 1,031,679 shares of the Issuer’s Common Stock and Mr. Ou purchased from the Issuer 751,488 shares of the Issuer’s Common Stock for a total combined purchase price of $2,500,000. The source of funds for Mr. Zhou’s purchase was an interest-free loan from Mr. Bin Zhou in the amount of $1,446,413, payable on demand. The loan was made pursuant to an oral agreement between Mr. Zhou and Mr. Bin Zhou. The source of funds for Mr. Ou’s purchase was an interest free loan from Mr. Bin Zhou in the amount of $1,010,000, payable on demand, and an interest-free loan from Ms. Yun Kang in the amount of $43,587, payable on demand, for an aggregate purchase price of $1,053,587. The loans were made pursuant to oral agreements between Mr. Ou and Mr. Bin Zhou and Ms. Yun Kang, respectively. Mr. Bin Zhou is the nephew of Mr. Zhou.

On March 26, 2020, Mr. Tong entered into a purchase agreement with the Issuer, pursuant to which he acquired 2,311,423 shares of Common Stock of the Issuer and 600 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), subject to rights described in Item 5 of this statement, in exchange for the Issuer’s acquisition of Mr. Tong’s 60% equity interests in Hubei Rongentang Wine Co., Ltd. and Hubei Rongentang Herbal Wine Co., Ltd. Pursuant to the purchase agreement, the Issuer also purchased a 40% interest in the two companies from Mr. Huang. As a result, these two companies became indirect wholly-owned subsidiaries of the Issuer.

On March 26, 2020, Mr. Huang entered into a purchase agreement with the Issuer, pursuant to which he acquired 1,540,949 shares of Common Stock of the Issuer and 400 shares of the Issuer’s Series B Convertible Preferred Stock (the “Series B Preferred Stock”), subject to rights described in Item 5 of this statement, in exchange for the Issuer’s acquisition of Mr. Huang’s 40% equity interests in Hubei Rongentang Wine Co., Ltd. and Hubei Rongentang Herbal Wine Co., Ltd. Pursuant to the purchase agreement, the Issuer also purchased a 60% interest in the two companies from Mr. Tong. As a result, these two companies became indirect wholly-owned subsidiaries of the Issuer.

Item 4.	Purpose of Transaction

The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Persons may also engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer. Based on such discussions, we may suggest changes in the Issuer’s governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

Except as otherwise described in this Item 4 or in Item 6 of this Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in: (a) the acquisition by any of them of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (i) any action similar to those enumerated above.

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Item 5.	Interest in Securities of the Issuer

(a) - (b)	The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based upon a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021) are as follows:

Dengrong Zhou

a)		Amount beneficially owned: 1,031,679	Percentage: 2.84%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,031,679
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,031,679
	iv.	Shared power to dispose or to direct the disposition of:	0

Qiang Ou

a)		Amount beneficially owned: 751,488	Percentage: 2.07%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	751,488
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	751,488
	iv.	Shared power to dispose or to direct the disposition of:	0

Kairui Tong

a)		Amount beneficially owned: 2,311,423	Percentage: 6.37%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	2,311,423
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	2,311,423
	iv.	Shared power to dispose or to direct the disposition of:	0

Hao Huang

a)		Amount beneficially owned: 1,540,949	Percentage: 4.25%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,540,949
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,540,949
	iv.	Shared power to dispose or to direct the disposition of:	0

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(c)	None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule which information is incorporated herein by reference.

(d)	The Reporting Persons have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule. To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 4, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer reported herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of January 11, 2021, by and among Dengrong Zhou, Qiang Ou, Kairui Tong and Hao Huang.
Exhibit 99.2	Purchase Agreement, dated as of March 25, 2020, by and among iFresh Inc., Dengrong Zhou, and Qiang Ou, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on March 26, 2020.
Exhibit 99.3	Purchase Agreement, dated as of March 26, 2020, by and among iFresh Inc., Kairui Tong, and Hao Huang, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on March 27, 2020.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2021

/s/ Dengrong Zhou
Dengrong Zhou

/s/ Qiang Ou
Qiang Ou

/s/ Kairui Tong
Kairui Tong

/s/ Hao Huang
Hao Huang

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